FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                       For period ending April 13, 2004

                              GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                             Form 20-F x Form 40-F
                                       --


        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --

SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: April 13, 2004                                            By: LORRAINE DAY
                                                             ------------------
                                                                    Lorraine Day
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc

                              Directors' Interests

I give below details of changes in directors' interests in the Ordinary Shares of GlaxoSmithKline plc.


7 April 2004                  Abacus (GSK) Trustees Limited, as trustee of the
                              GlaxoSmithKline Employee Trust, ("GSK Trust"), transferred 12,516 Ordinary Shares in the Company to participants in the SmithKline
                              Beecham Employee Share Option Plan 1991.

The Company was advised of this transaction on 8 April 2004.

The GSK Trust is a discretionary trust of which all employees or former employees of GlaxoSmithKline plc and its subsidiaries are potential beneficiaries. Three of the Company's directors, Dr J-P Garnier, Dr T Yamada and Mr J D Coombe are therefore interested in the shares held in the GSK Trust from time to time in the same way as other employees or former employees of GlaxoSmithKline plc and its subsidiaries.

S M Bicknell
Company Secretary
8 April 2004

          GlaxoSmithKline to acquire Fraxiparine(R) and Arixtra(R) and Associated Manufacturing Plant from Sanofi-Synthelabo

        - Deal Conditional on Sanofi-Synthelabo Acquisition of Aventis -

London, UK - April 13th 2004: GlaxoSmithKline plc (GSK) announced today that they have signed an agreement regarding the acquisition, on a worldwide basis, of the injectable anti-thrombotic agents Fraxiparine(R) and Arixtra(R) and related assets including a manufacturing facility located in Notre-Dame de Bondeville, France from Sanofi-Synthelabo. The consideration for this transaction is EUR 453 million and will be satisfied by GSK in cash upon completion. As part of this transaction, GSK will assume responsibility for ongoing Arixtra clinical trials.

Sanofi-Synthelabo began the process to divest its interests in Fraxiparine and Arixtra in connection with its public offer to acquire all the outstanding ordinary shares of Aventis announced on January, 26th 2004. The closing of this divestiture transaction is conditional on Sanofi-Synthelabo successfully completing its offer for Aventis after obtaining the requisite clearances from EU and US competition authorities.

Fraxiparine(R) (nadroparine calcium) is a Low Molecular Weight Heparin and Arixtra(R) (fondaparinux sodium) is a synthetic factor Xa inhibitor. Sales of Fraxiparine(R) were EUR 319 million in 2003. World-wide sales of Arixtra(R) were EUR 24 million in 2003.

The manufacturing facility located in Notre-Dame de Bondeville, France is engaged mainly in the manufacture of Fraxiparine and Arixtra injectable products. This facility employs approximately 650 people.


GlaxoSmithKline, one of the world's leading research-based pharmaceutical and healthcare companies, is committed to improving the quality of human life by enabling people to do more, feel better and live longer. For more information, please visit the company's web site at www.gsk.com.





Under the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995, GlaxoSmithKline cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Factors that may affect the Group's operations are described under Risk Factors in the Operating and Financial Review and Prospects in GlaxoSmithKline's Annual Report on Form 20-F for 2003.













GSK Enquiries:

UK Media enquiries :                    Martin Sutton            (020) 8047 5502
                                        David Mawdsley           (020) 8047 5502
                                        Chris Hunter-Ward        (020) 8047 5502

US Media enquiries:                      Nancy Pekarek            (215) 751 7709
                                         Mary Anne Rhyne          (919) 483 2839
                                        Patricia Seif            (215)  751 7709

European Analyst/Investor enquiries:    Duncan Learmouth         (020) 8047 5540
                                        Anita Kidgell            (020) 8047 5542
                                        Philip Thomson           (020) 8047 5543

US Analyst/ Investor enquiries:          Frank Murdolo            (215) 751 7002
                                         Tom Curry                (215) 751 5419

                              Directors' Interests

I give below details of changes in directors' interests in the Ordinary Shares of GlaxoSmithKline plc.

                      The Administrators of the GlaxoSmithKline US Retirement Savings Plan ("the Plan") notified GlaxoSmithKline plc on 13 April 2004, that as a result of movement in the fund on 8 April 2004, the number of Ordinary Share ADRs held by the fund had decreased from 18,830,189 to 18,773,604 at an average price of $40.93.


The Plan is a discretionary fund of which all employees or former employees of GlaxoSmithKline plc and its subsidiaries are potential beneficiaries. Two of the Company's directors, Dr J P Garnier and Dr T Yamada are therefore potentially interested in the shares held in the fund from time to time in the same way as other employees or former employees of GlaxoSmithKline plc and its subsidiaries.


S M Bicknell
Company Secretary

13 April 2004